UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DELAWARE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

ACTAVIS W.C. HOLDING INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

ACTAVIS plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Chief Legal Officer and Corporate Secretary

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$828,466,550.42	$96,267.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as (i) 26,790,203 shares of common stock, par value $0.01 per share (the “Shares”), of Durata Therapeutics, Inc. (“Durata”) outstanding multiplied by the sum of (x) the offer price of $23.00 per share and (y) the maximum aggregate contingent cash consideration payment of $5.00 per share, (ii) 3,216 Shares subject to unvested restricted stock units multiplied by the sum of (x) the offer price of $23.00 per share and (y) the maximum aggregate contingent cash consideration payment of $5.00 per share, and (iii) 4,062,867 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $23.00 per share, multiplied by $19.26, which is the (x) offer price of $23.00 per share minus (y) weighted average exercise price for such options of $8.74 per share plus (z) maximum aggregate contingent cash consideration payment of $5.00 per share. The calculation of the filing fee is based on information provided by Durata as of October 5, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $96,267.81	Filing Party: Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and Actavis plc
Form or Registration No.: Schedule TO	Date Filed: October 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), with the Securities and Exchange Commission on October 17, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Durata Therapeutics, Inc., a Delaware corporation (“Durata”), at a price of (x) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer”.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) The first paragraph of Section 7 – “Certain Information Concerning Durata” of the Offer to Purchase is amended by deleting the last sentence.

(2) Section 7 – “Certain Information Concerning Durata” of the Offer to Purchase is amended and supplemented to insert the following paragraphs after the current last paragraph of such section:

“Financial Projections. In connection with the due diligence review of Durata by Actavis, Parent and Purchaser, Durata prepared and provided Actavis, Parent and Purchaser, on September 24, 2014, with certain non-public forward-looking financial information concerning Durata’s internal financial forecasts of its anticipated future operations for the fiscal years 2014 through 2023 (the “Projections”). None of Actavis, Parent, Purchaser nor any of their affiliates or representatives participated in preparing, and they do not express any view with respect to, any aspect of the Projections described below, or any of the assumptions underlying such information. The inclusion of the Projections in this Offer to Purchase should not be regarded as an admission or representation of Actavis, Parent, Purchaser or Durata, or an indication that any of Actavis, Parent, Purchaser or Durata or their respective affiliates or representatives considered, or now consider, the Projections to be reasonably prepared or a reliable prediction of actual future events or results, and the Projections should not be relied upon as such. Actavis, Parent and Purchaser do not view the Projections as reflecting a reasonable outlook for Durata’s business on a standalone basis and, therefore, Parent and Purchaser did not base their decision to enter into the Merger Agreement on the Projections. The Projections are being provided in this document solely because Durata made them available to Actavis, Parent and Purchaser in connection with their due diligence review of Durata. None of Actavis, Parent or Purchaser nor any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any stockholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

The Projections were prepared by and are solely the responsibility of Durata’s management. Durata has advised us that the Projections were not prepared with a view to public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Additionally, Durata has advised us that the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. Durata has advised us that the Projections do not comply with GAAP. The Projections are not being included in the Offer to Purchase to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead only because the Projections were made available by Durata to Actavis, Parent and Purchaser.

None of Actavis, Parent nor Purchaser or their respective affiliates, officers, directors, advisors nor other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Durata compared to the information contained in the Projections or that projected results will be achieved. Durata has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections. Durata has advised us that the Projections do not take into account any risks or uncertainties relating to the ability to successfully commercialize dalbavancin for the existing approved indication in the U.S. or other countries and that they also differ from publicized analyst estimates and forecasts, and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

In light of the foregoing factors and uncertainties inherent in the Projections, Durata’s stockholders are cautioned not to place any reliance on the Projections.

Durata’s Internal Financial Forecasts

	For the year ended December 31,
In millions	2014(1)	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Revenue: ABSSSI(2)	$35	$174	$284	$377	$452	$537	$619	$716	$821	$937
Net Revenue: Pneumonia	—	—	—	121	203	319	418	526	644	772
Net Revenue: Osteomyelitis	—	—	—	9	55	115	160	209	264	277
Total Net Revenue	35	174	284	507	710	971	1,197	1,451	1,729	1,986
Total Operating Income(3)	$(57)	$16	$109	$314	$471	$684	$870	$1,093	$1,339	$1,566

Total Net Income	$(73)	$(9)	$67	$269	$409	$617	$791	$996	$1,221	$1,430

(1)	Includes Net Revenue for the period from July 1, 2014 through December 31, 2014.
(2)	Includes royalty and other payments made to Durata pursuant to Durata’s license agreement with A.C.R.A.F. S.p.A.
(3)	The periods ended December 31, 2014, 2015 and 2016 include certain assumed developmental expenses in respect of pneumonia and osteomyelitis.”

(3) Section 9 – “Source and Amount of Funds” of the Offer to Purchase is amended and supplemented to insert the following paragraphs before the last paragraph of such section:

Revolving Credit Agreement. On June 30, 2014, Actavis, Actavis Capital S.à r.l., a private limited liability company (société à responsabilité limitée), incorporated under the laws of the Grand-Duchy of Luxembourg (“Actavis Capital”), Actavis, Inc., Bank of America, N.A. and a syndicate of banks participating as lenders entered into an amendment agreement (the “Revolver Amendment”) to amend and restate Actavis Capital’s existing $750 million senior unsecured amended and restated revolving credit loan facility dated as of September 16, 2011, as amended by that certain Revolving Credit Amendment Agreement, dated as of August 1, 2013 (the “Existing Revolver”). The Revolver Amendment became effective in accordance with its terms on June 30, 2014. The Existing Revolver, as amended by the Revolver Amendment, is referred to herein respectively as the “Amended and Restated Revolver”. The Amended and Restated Revolver will mature on September 16, 2018 (or if such day is not a business day, the next preceding business day).

The Amended and Restated Revolver provides that loans thereunder will bear interest, at Actavis Capital’s choice of a per annum rate equal to either (a) a base rate, plus an applicable margin per annum varying from 0.00% per annum to 0.75% per annum depending on the publicly announced debt ratings for non-credit-enhanced, senior unsecured long-term indebtedness of Actavis or (b) a Eurodollar rate, plus an applicable margin varying from 0.875% per annum to 1.75% per annum depending on the publicly announced debt ratings for non-credit-enhanced, senior unsecured long-term indebtedness of Actavis.

Subject to certain limitations, borrowings under the Amended and Restated Revolver may be made in alternative currencies, including Euros, British Pounds Sterling and other currencies. The Amended and Restated Revolver contains sublimits on letters of credit and swingline loans in the amount of $100.0 million and $50.0 million, respectively. The issuance of letters of credit and borrowings of swingline loans reduces the amount available to be borrowed under the Amended and Restated Revolver on a dollar-for-dollar basis. Amounts borrowed under the Amended and Restated Revolver may be used to finance working capital and other general corporate purposes.

The Amended and Restated Revolver imposes certain customary restrictions including, but not limited to, limits on the incurrence of debt or liens upon the assets of Actavis or its subsidiaries, investments and restricted payments. The Amended and Restated Revolver includes a consolidated leverage ratio covenant whereby Actavis is permitted to have a specified maximum consolidated leverage ratio. Actavis is subject to, and as of September 30, 2014, was in compliance with, all financial and operational covenants under the terms of the Amended and Restated Revolver. Actavis has no current plans or arrangements outside the ordinary course to repay amounts drawn under the Amended and Restated Revolver.”

(4) Section 9 – “Source and Amount of Funds” of the Offer to Purchase is amended and supplemented to insert the following paragraph after the current last paragraph of such section:

“While, for the reasons stated above, Purchaser does not believe its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer, holders of Shares should consider the following in connection with their decision to tender Shares and accept the Offer:

•	Parent’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to make the required payments under the CVR Agreement;

•	holders of the CVRs would have no greater rights against Parent than those accorded to general unsecured creditors under applicable law;

•	the CVRs would be effectively subordinated in right of payment to all of Parent’s secured obligations to the extent of the collateral securing such obligations; and

•	the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, in each case of Parent’s subsidiaries.”

(5) The three bullets under the first paragraph of the subsection titled “CVR Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase are amended and restated in their entirety to read as follows:

•	“EMA Milestone. Each CVR holder will be entitled to receive $1.00 per CVR if, prior to December 31, 2018, any of Parent, its affiliates (including Durata) and their respective direct and indirect transferees, licensees, grantees and acquirers with respect to rights to develop or commercialize dalbavancin (but not a distributor of dalbavancin acting solely in the capacity of a distributor and not otherwise a direct or indirect transferee, licensee, grantee or acquirer with respect to development or commercialization rights as to dalbavancin) (each, a “Selling Entity”) receives approval from the European Medicines Agency to market and sell dalbavancin in the European Union for the treatment of adult patients with acute bacterial skin and skin structure infections (the “EMA Milestone”).

•	Single Dose Milestone. Each CVR holder will be entitled to receive $1.00 per CVR payable by Parent if, prior to December 31, 2018, authorization is received by the U.S. Food and Drug

Administration, or any successor agency (the “FDA”), that permits any Selling Entity to market and sell dalbavancin with approved labeling as a single dose infusion for the treatment of adult patients with acute bacterial skin and skin structure infections (the “Single Dose Milestone”).

•	Net Revenue Milestone. Each CVR holder will be entitled to receive $3.00 per CVR payable by Parent if the aggregate gross worldwide revenues received (i) by Parent and its affiliates for dalbavancin sold to third parties including to distributors and end-users (other than to Parent or any of its affiliates) and (ii) by Parent and its affiliates in the form of any upfront fees, royalty, milestone payments or other consideration received from any third party to whom rights to dalbavancin have been licensed, subject to certain permitted deductions, during the period beginning on January 1, 2016 and ending on December 31, 2017, are equal to or exceed $600 million (the “Net Revenue Milestone”).”

(6) The subsection titled “CVR Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and supplemented to insert the following paragraphs before the last paragraph under such heading:

“If either of the EMA Milestone and the Single Dose Milestone is achieved on or prior to December 31, 2018, Parent will deliver to the rights agent within 20 business days after such achievement (i) a certificate certifying the date of achievement of such milestone and that the holders of CVRs are entitled to receive an amount equal to $1.00 per CVR, payable in cash, without interest, in respect of such milestone and (ii) cash in the aggregate amount payable to the holders of CVRs. If either of the EMA Milestone and the Single Dose Milestone is not achieved on or prior to December 31, 2018, Parent will deliver the rights agent within 20 business days after December 31, 2018 a certificate certifying that such milestone was not achieved.

If the Net Revenue Milestone is achieved prior to the conclusion of the period beginning on January 1, 2016 and ending on December 31, 2017, Parent will deliver to the rights agent within 45 days after the last day of such fiscal quarter in which the Net Revenue Milestone is achieved (i) a certificate certifying the satisfaction of the Net Revenue Milestone and that the holders of CVRs are entitled to receive an amount equal to $3.00 per CVR, payable in cash, without interest, in respect of such milestone and (ii) cash in the aggregate amount payable to the holders of CVRs. If the Net Revenue Milestone is not achieved prior to December 31, 2017, Parent will deliver to the rights agent on or before February 15, 2018, a certificate certifying that the Net Revenue Milestone was not achieved.

The rights agent will have 10 business days after receipt of a milestone achievement certificate to send each CVR holder a copy of the applicable milestone achievement certificate and the milestone payment due in respect of achievement of such milestone. The rights agent will have 10 business days after receipt of a milestone non-achievement certificate to send each CVR holder a copy of the applicable milestone non-achievement certificate. Unless holders representing at least 35% of the outstanding CVRs send the rights agent a written objection to a milestone non-achievement certificate within 90 days of delivery by the rights agent of such milestone non-achievement certificate, the holders of CVRs will be deemed to have accepted such milestone non-achievement certificate and Parent and its affiliates will have no further obligation with respect to the applicable milestone payment. If holders representing at least 35% of the outstanding CVRs object to the Net Revenue Milestone non-achievement certificate, they will have the right to request an audit by an independent accounting firm of Parent’s records in order to determine whether the Net Revenue Milestone was achieved. If such independent accountant concludes that payment with respect to the achievement of the Net Revenue Milestone should have been made, then Parent will be required to make such payment, plus interest.

Parent is entitled under certain circumstances to amend the terms of the CVR Agreement without the consent of the holders of CVRs, for purposes including:

•	providing for a successor rights agent;

•	adding to the covenants of Parent such further covenants, restrictions, conditions or provisions as the rights agent and the board of directors of Parent determine to be for the protection of holders of CVRs;

•	curing ambiguities, correcting or supplementing any provision that may be defective or inconsistent with any other provision in the CVR Agreement, or making any other provisions with respect to matters or questions arising under the CVR Agreement;

•	ensuring that CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act; or

•	any other amendment providing any additional rights or benefits to the holders of CVRs or that does not adversely affect the legal rights under the CVR Agreement of any such holder of CVRs.

The CVR Agreement further permits Parent, with the written consent of holders of not less than a majority of the outstanding CVRs, to enter into amendments to the CVR Agreement, even if such addition, elimination or change is adverse to the interests of the holders of CVRs.

The CVR Agreement provides that the holders of CVRs are intended third-party beneficiaries of the CVR Agreement.”

(7) The third and fourth sentences of the subsection titled “Compliance with the HSR Act” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are amended and restated in their entirety to read as follows:

“Each of Parent and Durata filed on October 20, 2014 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. As a result, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on November 4, 2014, unless earlier terminated by the FTC and the Antitrust Division, Parent and Durata elect to withdraw and re-submit their Premerger Notification and Report Forms, or the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time.”

(8) The subsection titled “Certain Litigation” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Certain Litigation. On October 10, 2014, a putative stockholder class action complaint, captioned Warren Campbell v. Durata Therapeutics, Inc., et al., No. 10222 (Del. Ch. Ct.), was filed against Durata, the Durata Board, Parent, and others in Delaware Chancery Court. The complaint alleges that members of the Durata Board breached their fiduciary duties in connection with the approval of the Merger and that Parent and Durata aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. On October 22, 2014, the plaintiff filed an amended complaint to include additional allegations that the Durata Board breached its fiduciary duties by misrepresenting and omitting information in the Schedule 14D-9, including that the Durata Board misrepresented or omitted information concerning (1) Durata’s financial projections; (2) the financial analyses of Durata’s financial advisor; (3) potential conflicts of interest with the Merger; and (4) facts about the background leading up to the announcement of the Merger. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Durata Board believe that the lawsuit is without merit and intend to defend it vigorously.

Also on October 10, 2014, another putative stockholder class action complaint, captioned Shiva Stein v. Durata Therapeutics, Inc., et al., No. 2014-CH-16430 (Ill. Cir. Ct.), was filed against Durata, the Durata Board, Parent, and Purchaser in the Circuit Court of Cook County, Illinois. The complaint alleges that members of the Durata Board breached their fiduciary duties in connection with the approval of the Merger and that Durata,

Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. On October 21, 2014, the plaintiff filed an amended complaint to include additional allegations that the Durata Board breached its fiduciary duties by misrepresenting and omitting information in the Schedule 14D-9, including that the Durata Board misrepresented or omitted information concerning (1) Durata’s financial projections; (2) the financial analyses of Durata’s financial advisor; (3) potential conflicts of interest with the Merger; and (4) facts about the background leading up to the announcement of the Merger. Also on October 21, 2014, the plaintiff filed a motion with the Court asking the Court to expedite the proceedings in this case. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Durata Board believe that the lawsuit is without merit and intend to defend it vigorously.

On October 20, 2014, another putative stockholder class action complaint, captioned Nadyenka Pelpola v. Durata Therapeutics, Inc., et al., No. 2014-CH-16971 (Ill. Cir. Ct.), was filed against Durata, the Durata Board, Parent, and Purchaser in the Circuit Court of Cook County, Illinois. The complaint alleges that members of the Durata Board breached their fiduciary duties in connection with the approval of the Merger and that Durata, Parent and Purchaser aided and abetted the alleged breach of fiduciary duties. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata, Parent, and the Durata Board believe that the lawsuit is without merit and intend to defend it vigorously.

On October 23, 2014, another putative stockholder class action complaint, captioned Darshan Kansagara v. Durata Therapeutics, Inc., et al., No. 10279 (Del. Ch. Ct.), was filed against Durata and the Durata Board in Delaware Chancery Court. The complaint alleges that members of the Durata Board breached their fiduciary duties in connection with the approval of the Merger. The complaint alleges that the Durata directors breached their fiduciary duties in connection with the proposed transaction by, among other things, conducting a flawed sale process, failing to maximize stockholder value and obtain the best financial and other terms, and failing to inform themselves of the value of Durata. Plaintiff also alleges that the Durata Board breached its fiduciary duties by misrepresenting and omitting information in the Schedule 14D-9 that was filed with the U.S. Securities and Exchange Commission on October 17, 2014, including that the Durata Board misrepresented or omitted information concerning (1) Durata’s financial projections; (2) the financial analyses of Durata’s financial advisor; (3) potential conflicts of interest with the Merger; and (4) facts about the background leading up to the announcement of the Merger. Also on October 23, 2014, the plaintiff filed a motion with the Court asking the Court to expedite the proceedings in this case and asking the Court to preliminarily enjoin the Merger. The plaintiff seeks injunctive and other equitable relief, including enjoining the defendants from consummating the Merger, in addition to other unspecified damages, fees and costs. Durata and the Durata Board believe that the lawsuit is without merit and intend to defend it vigorously.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2014

ACTAVIS W.C. HOLDING INC.

By:	/s/ Sigurd C. Kirk
Name:	Sigurd C. Kirk
Title:	Senior Vice President,
Corporate Business Development & Integration

DELAWARE MERGER SUB, INC.

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Vice President

ACTAVIS plc

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	Secretary and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 17, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Actavis plc and Durata Therapeutics, Inc. on October 6, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 6, 2014).

(a)(1)(G)	Memorandum to Employees of Actavis plc, distributed on October 6, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 6, 2014).

(a)(1)(H)	Summary Advertisement as published in The Wall Street Journal on October 17, 2014.*

(d)(1)	Agreement and Plan of Merger, dated as of October 5, 2014, by and among Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and Durata Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(d)(3)	Tender and Support Agreement, dated as of October 5, 2014, by and among Delaware Merger Sub, Inc., Actavis W.C. Holding Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Actavis plc with the Securities and Exchange Commission on October 8, 2014).

(g)	None.

(h)	None.

*	Previously filed.